Filing by Macquarie Global Infrastructure Total Return Fund Inc. (811-21765)
pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12(b) under the Securities Act of 1934.

Subject Company: Macquarie Global Infrastructure Total Return Fund Inc. (811-21765)

Press release
NEW YORK, February 23, 2023

For immediate release

Macquarie Global Infrastructure Total Return Fund Inc. announces final distribution amounts

Today, Macquarie Global Infrastructure Total Return Fund Inc. (the “Fund”), a New York Stock Exchange-listed closed-end fund trading under the symbol “MGU”, announced that the Fund will make a final distribution of $0.348 per share in connection with the reorganization of the Fund into abrdn Global Infrastructure Income Fund (the “Acquiring Fund”), a New York Stock Exchange-listed closed-end fund trading under the symbol “ASGI” (the “Reorganization”). The final distribution will be payable March 3, 2023 to common shareholders of record on February 24, 2023 and will be paid out in cash (no dividends will be reinvested).The final Fund distribution will consist of substantially all of the Fund’s undistributed tax-exempt interest income, ordinary income and capital gain net income, if any, earned and anticipated to be earned through close of business on March 10, 2023. In early 2024, common shareholders of the Fund will receive a Form 1099-DIV for the calendar year 2023 that will tell shareholders how to report these distributions for federal income tax purposes.

The final distribution is being made in connection with an Agreement and Plan of Acquisition (the “Plan of Acquisition”) providing for (i) the acquisition by the Acquiring Fund of substantially all of the assets of the Fund, in exchange for newly issued common shares of the Acquiring Fund; (ii) the distribution of such newly issued common shares of the Acquiring Fund to holders of common shares of the Fund; and (iii) the dissolution of the Fund thereafter. The Plan of Acquisition was approved by shareholders at the Special Meeting of Shareholders held on November 9, 2022, and the transaction is currently anticipated to close on or about March 10, 2023 at approximately 5:00pm ET. Following completion of the acquisition, the Fund will be delisted.

In connection with the Agreement and Plan of Reorganization, the Fund has filed relevant materials with the U.S. Securities and Exchange Commission, including a Form N-14 registration statement for the Acquiring Fund that contained a prospectus. The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund.

All shareholders are advised to read the proxy statement/prospectus in its entirety because it contains important information regarding the Fund, the Acquiring Fund, the Agreement and Plan of Reorganization, the Board’s considerations in recommending the Agreement and Plan of Reorganization, and related matters. Shareholders may obtain a free copy of the proxy statement/prospectus and other documents filed with the SEC, including the Fund’s most recent annual reports to shareholders, on the SEC’s website at http://www.sec.gov, and copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov. Copies of all of these documents may be obtained upon request without charge by visiting the Fund’s website at macquarieim.com/mgu, or by calling (866) 567-4771.

About the Fund

Macquarie Global Infrastructure Total Return Fund Inc., a diversified closed-end fund, is listed on the New York Stock Exchange. The Fund’s investment adviser is Delaware Management Company (“Investment Adviser”), a series of Macquarie Investment Management Business Trust, which is a subsidiary of Macquarie Management Holdings, Inc. (“MMHI”). MMHI is a subsidiary, and subject to the ultimate control, of Macquarie Group Limited. Macquarie Asset Management is a global asset manager that aims to deliver positive impact for everyone. Trusted by institutions, pension funds, governments, and individuals to manage more than $US508 billion in assets globally,1 we provide access to specialist investment expertise across a range of capabilities including infrastructure, green investments and renewables, real estate, agriculture & natural assets, asset finance, private credit, equities, fixed income and multi asset solutions.

The Fund seeks to achieve its investment objective by investing, under normal market conditions, at least 80% of its total assets (which includes the aggregate of the Fund’s average daily net assets plus proceeds from any outstanding borrowings used for leverage) in equity and equity-like securities and instruments, such as common stocks, preferred stocks, convertible securities and hybrid securities issued by US and non-US issuers (Infrastructure Issuers) that primarily own or operate Infrastructure Assets. “Infrastructure Assets” are an underlying foundation of basic services, facilities and institutions upon which the growth and development of a community depends and may provide the necessities of everyday life, such as fresh water, roads, airports, utilities, power, steam heating systems, hospitals, schools and other social services.

Past performance is no assurance of future results. Investment return and market value of an investment in the Fund will fluctuate. Shares, when sold, may be worth more or less than their original cost. An investor should consider the Fund's investment objective, risks, charges and expenses carefully before investing. Forward-looking statements are based on information that is available on the date hereof, and neither the Investment Adviser nor any other person affiliated with the Investment Adviser has any duty to update any forward-looking statements. Important factors that could affect actual results to differ from these statements include, among other factors, material, negative changes to the asset class and the actual composition of the portfolio.

1 As of September 30, 2022

Other than Macquarie Bank Limited ABN 46 008 583 542 (“Macquarie Bank”), any Macquarie Group entity noted in this press release is not an authorised deposit-taking institution for the purposes of the Banking Act 1959 (Commonwealth of Australia). The obligations of these other Macquarie Group entities do not represent deposits or other liabilities of Macquarie Bank. Macquarie Bank does not guarantee or otherwise provide assurance in respect of the obligations of these other Macquarie Group entities. In addition, if this press release relates to an investment, (a) the investor is subject to investment risk including possible delays in repayment and loss of income and principal invested and (b) none of Macquarie Bank or any other Macquarie Group entity guarantees any particular rate of return on or the performance of the investment, nor do they guarantee repayment of capital in respect of the investment.

Contacts
Investor/Broker Inquiries Tel: 866 567-4771 E-mail: MGU-Questions@macquarie.com Web: www.macquarieim.com/mgu © 2023 Macquarie Management Holdings, Inc.	Media Inquiries Lee Lubarsky 347 302-3000 Lee.Lubarsky@macquarie.com